EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2004	2003	2002
	(In thousands, except per share data)
Basic net income per share:
Net income	$399,333	$299,433	$346,217
Weighted-average shares outstanding	95,452	89,915	89,843

Basic net income per share	$4.18	$3.33	$3.85

Diluted net income per share:
Net income:
As reported	$399,333	$299,433	$346,217
Interest and amortization expense, net of taxes	7,685	7,327	7,053

Net income adjusted for diluted EPS calculation	$407,018	$306,760	$353,270

Weighted-average shares outstanding	95,452	89,915	89,843
Weighted-average stock options and other dilutive components	1,626	1,130	1,537
Weighted-average dilutive components of CoCo’s	8,153	8,153	8,153

Weighted-average shares for diluted EPS	105,231	99,198	99,533

Diluted net income per share	$3.87	$3.09	$3.55